UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SCHEID VINEYARDS INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

806403 10 1

(CUSIP Number)

Heidi M. Scheid

305 Hilltown Road

Salinas, California 93908

Telephone: (831) 455-9990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806403 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Heidi M. Scheid

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 346,593

	8.	Shared Voting Power 18,700

	9.	Sole Dispositive Power 346,593

	10.	Shared Dispositive Power 18,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 365,293

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.8% (7.1% of shares beneficially owned assuming all outstanding shares of Class B Common Stock are converted into shares of Class A Common Stock)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A relates to the Class A Common Stock, $.001 par value (the “Class A Common Stock”) of Scheid Vineyards Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 305 Hilltown Road, Salinas California 93908.

Item 2.	Identity and Background

(a)  This Schedule 13D/A is filed by Heidi Scheid with respect to shares of Class A Common Stock deemed to be beneficially owned by her.  This Schedule 13D/A amends and restates all prior Schedule 13D filings made by Ms. Scheid.

(b) Ms. Scheid’s business address is 305 Hilltown Road, Salinas, California 93908.
(c) Ms. Scheid is Senior Vice President, Treasurer and Secretary of the Company, which is located at 305 Hilltown Road, Salinas, California 93908.

(d) and (e)  During the last five years, Ms. Scheid has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Scheid is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the terms and conditions of an Exchange and Contribution Agreement, dated as of July 29, 1997, by and among the Company, Ms. Scheid and certain other persons, Ms. Scheid exchanged all of her interests in certain limited liability companies for an aggregate of 290,093 shares of Class B common stock, $.001 par value (the “Class B Common Stock”), of the Company.  Each share of Class B Common Stock has five votes compared to one vote for each share of Class A Common Stock.  The Class B Common Stock is also convertible at the option of the holder thereof for shares of Class A Common Stock on a one-for-one share basis, subject to certain restrictions on transfer.  From July 29, 1997 to December 31, 2005, Ms. Scheid acquired 56,500 shares of Class B Common Stock through gifts from Alfred G. Scheid and Shirley G. Scheid, and 20,000 options to purchase Class A Common Stock.

Item 4.	Purpose of Transaction

Ms. Scheid acquired the securities of the Company for investment purposes.  On January 17 2006, Ms. Scheid, in her capacity as a director and a stockholder of the Company, voted to approve a 1-for-5 reverse stock split (the “Reverse Stock Split”) of the Company’s Class A and Class B Common Stock.  If the transaction is consummated, the Company expects to have less than 300 stockholders of record, which would enable the Company to voluntarily terminate the registration of its Class A Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and become a non-reporting company.  As a result, the Company would no longer be required to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”). Upon careful consideration of the costs, administrative burdens and competitive disadvantages associated with being a SEC reporting company, Ms. Scheid believes it to be advisable and in the best interests of the Company and its stockholders to change its status to a non-reporting company.  In connection with the deregistration process, the Company will request that Nasdaq delist its Class A Common Stock from The Nasdaq SmallCap Market.  The Company anticipates that its shares of Class A Common Stock will be traded on the Pink Sheets Electric

Quotation Service, but can make no assurances that any broker will make a market in the Class A Common Stock.

Ms. Scheid will continue to evaluate her ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Company’s Class A and Class B Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Class A and Class B Common Stock in open market or in privately-negotiated transactions.  Ms. Scheid not yet determined which of the courses of actions specified in this paragraph she may ultimately take, although she has no present intent to dispose of any of the acquired securities of the Company.

Except as set forth herein, Ms. Scheid has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Company by any person; (viii) or any action similar to those enumerated above.

Ms. Scheid reserves her right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a)  Beneficial ownership is determined in accordance with Section 13(d) of the Securities Act of 1933, as amended (the “Act”), and the rules of the SEC promulgated thereunder and generally includes voting or investment power (including dispositive power) with respect to securities.  Shares of Class A Common Stock into which Ms. Scheid’s shares of Class B Common Stock may be converted on a one-for-one basis (as described below) within 60 days of December 31, 2005 are deemed outstanding for computing the percentage of her beneficial ownership of Class A Common Stock, but no other shares of Class A Common Stock into which any other person's shares of Class B Common Stock may be converted are deemed outstanding for purposes of computing the percentage of Ms. Scheid’s beneficial ownership of Class A Common Stock.

Each share of Class B Common Stock has five votes compared to one vote for each share of Class A Common Stock on each matter upon which the holders of Class A Common Stock and Class B Common Stock vote together as a single class.  The holders of the Class A Common Stock and the Class B Common Stock generally vote together as a single class on all matters except the election of Directors.  The Class B Common Stock is convertible at the option of the holder thereof for shares of Class A Common Stock on a one-for-one share basis, subject to certain restrictions on transfer.  Upon the occurrence of certain events, shares of the Class B Common Stock will automatically convert into shares of Class A Common Stock on a one-for-one basis.

As of the date of this filing, Ms. Scheid is the beneficial owner of 365,293 shares of Class A Common Stock.  These shares represent approximately 8.8% of the aggregate number of shares of Class A Common Stock (4,172,902) deemed to be outstanding for purposes of this calculation.

Shares of Class A Common Stock beneficially held by Ms. Scheid include, 1) 212,910 shares of Class A Common Stock owned by her, 2) the assumed conversion of 125,683, shares of Class B Common Stock beneficially owned, 3) 1,300 shares owned by a trust for the benefit of a child of Ms. Scheid, 4) 2,600 shares owned by trusts for the benefit of children of Scott D. Scheid, of which

Scott D. Scheid is a co-trustee together with Heidi M. Scheid, 5) 2,800 shares of Class B Common Stock owned by a trust for the benefit of a child of Tyler P. Scheid, of which Tyler P. Scheid is a co-trustee together with Heidi M. Scheid, and 6) 20,000 shares that may be acquired upon the exercise of options.

If all outstanding shares of Class B Common Stock were converted to Class A Common Stock, Ms. Scheid would be the beneficial owner of approximately 7.1% of the Company’s Common Stock.

Ms. Scheid's husband owns 1,000 shares of Class B Common Stock.  Ms. Scheid does not have any voting power or investment power with respect to these shares, and she disclaims beneficial ownership of such shares.

(b)  Ms. Scheid has sole power to vote or to direct the voting of securities of the Company she holds, as well as sole investment power, including the power to dispose or to direct the disposition, of such securities, except for those shares she owns as co-trustee of trusts, which Ms. Scheid shares voting and investment power.

(c) None.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Alfred G. Scheid, Heidi M. Scheid, Scott D. Scheid, Emily K. Liberty, Tyler P. Scheid, Kurt J. Gollnick and Shirley G. Scheid are parties to an Agreement of Certain Stockholders of Scheid Vineyards Inc. (“Stockholders Agreement”). Pursuant to the Stockholders Agreement, none of the parties thereto other than Alfred G. Scheid may, with limited exceptions, transfer any Class A Common Stock or Class B Common Stock without first offering such stock first to the Company, second to Alfred G. Scheid, and third to the other parties to the Stockholders Agreement. The Stockholders Agreement shall terminate on December 31, 2012 or at the election of the Company’s Board of Directors, whichever occurs sooner.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.1 – Agreement of Certain Stockholders of Scheid Vineyards Inc., dated January 29, 2006 (incorporated by reference to Exhibit 99.D to Registrant’s Amendment No. 1 to Schedule 13E-3 filed on March 10, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2006

By:	/s/ Heidi M. Scheid
Name	Heidi M. Scheid

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 7.1

Agreement of Certain Stockholders of Scheid Vineyards Inc., dated January 29, 2006 (incorporated by reference to Exhibit 99.D to Registrant’s Amendment No. 1 to Schedule 13E-3 filed on March 10, 2006).